Exhibit 12

Principal Financial Group, Inc.

Computation of Earnings to Fixed Charges Ratio

The ratio of earnings to fixed charges is a measure of our ability to cover fixed costs with current period earnings. A high ratio indicates that earnings are sufficiently covering committed expenses. The following table sets forth, for the years indicated, our ratios of:

•                  earnings to fixed charges before interest credited on investment products and

•                  earnings to fixed charges.

		For the years ended December 31,
		2009	2008	2007	2006	2005
		($ in millions)
1.	Income from continuing operations before income taxes	$745.8	$461.3	$1,072.4	$1,351.6	$1,138.6
2.	Interest expense	118.0	110.3	115.3	86.0	77.8
3.	Interest factor of rental expense	6.7	8.8	12.3	11.1	7.0
4.	Undistributed income from equity investees	(69.4)	(20.4)	(71.6)	(62.7)	(34.1)
5.	Earnings before interest credited on investment products	801.1	560.0	1,128.4	1,386.0	1,189.3
6.	Interest credited on investment products	725.3	993.5	988.3	901.1	832.2
7.	Earnings	$1,526.4	$1,553.5	$2,116.7	$2,287.1	$2,021.5
8.	Interest expense	$118.0	$110.3	$115.3	$86.0	$77.8
9.	Interest factor of rental expense	6.7	8.8	12.3	11.1	7.0
10.	Preferred stock dividends by registrant	33.0	33.0	33.0	33.0	17.7
11.	Fixed charges before interest credited on investment products	157.7	152.1	160.6	130.1	102.5
12.	Interest credited on investment products	725.3	993.5	988.3	901.1	832.2
13.	Fixed charges	$883.0	$1,145.6	$1,148.9	$1,031.2	$934.7
14.	Ratio of earnings to fixed charges before interest credited on investment products (Line item 5/Line item 11)	5.1	3.7	7.0	10.7	11.6
15.	Ratio of earnings to fixed charges (Line item 7/Line item 13)	1.7	1.4	1.8	2.2	2.2

198